

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

May 11, 2020

Kevin M. Stein
President
TransDigm Group Inc.
1301 East 9th Street, Suite 300
Cleveland, Ohio 44114

> **Re: TransDigm Group Inc.**
> **Registration Statement on Form S-4**
> **Filed May 5, 2020**
> **File No. 333-238018**

Dear Mr. Stein:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Michael J. Solecki